UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-33311

NAVIOS MARITIME HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Strathvale House, 90 N Church Street

P.O. Box 309, Grand Cayman,

KY1-1104, Cayman Islands

+3779782140

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

8.75% Series G Cumulative Redeemable Perpetual Preferred Stock, $0.0001 par value per share (“Series G”)

American Depositary Shares, each representing 1/100th of a share of Series G

8.625% Series H Cumulative Redeemable Perpetual Preferred Stock, $0.0001 par value per share (“Series H”)

American Depositary Shares, each representing 1/100th of a share of Series H

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Security	Approximate number of holders of record
Series G	1
American Depositary Shares, each representing 1/100th of a share of Series G	17
Series H	1
American Depositary Shares, each representing 1/100th of a share of Series H	23

Pursuant to the requirements of the Securities Exchange Act of 1934 (Name of registrant as specified in charter) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NAVIOS MARITIME HOLDINGS INC.

Date: February 8, 2024	By:	/s/ Angeliki Frangou
	Name:	Angeliki Frangou
	Title:	Chief Executive Officer